SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



For immediate release 10 January 2005


Recapitalisation of Cognis


SVG Capital has been advised by Permira and SV Life Sciences of the recapitalisation of one of their portfolio companies, Cognis, returning approximately 100% of the original cost (in local currency) of the investment to investors. The net distribution of this recapitalisation for SVG Capital will be approximately GBP30.8 million*.

Cognis completed an initial recapitalisation in May 2004, returning approximately 58% of cost to investors. In total, SVG Capital expects to receive approximately GBP49.9 million* from these two recapitalisations, which represents a multiple of 1.6x total investment cost.

Following these recapitalisations, funds advised by Permira and SV Life Sciences will continue to own the same proportion of Cognis' ordinary equity as before. The 31 December 2004 BVCA valuation of SVG Capital's holding in Cognis will be announced in March 2005.

Cognis is a global supplier of specialty chemicals employing more than 8,000 people with production sites and service centres in more than 30 countries.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                   020 7010 8925



* both directly and indirectly through P123



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 10 January 2005


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries